SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b),
            (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d

                                (Amendment No.)*

Affiliated Managers Group, Inc.
-------------------------------
(Name of Issuer)

Common Stock
-------------------------------
(Title of Class of Securities)

008252108
-------------------------------
(CUSIP Number)

April 17, 2006
-------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Amaranth LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ]
         (b) [x]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER

         0

6.   SHARED VOTING POWER

         1,892,398

7.   SOLE DISPOSITIVE POWER

         0

8.   SHARED DISPOSITIVE POWER

         1,892,398

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See 6 and 8 above.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES* [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.3%

12.  TYPE OF REPORTING PERSON*

         CO

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Amaranth Advisors L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ]
         (b) [x]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER

         0

6.   SHARED VOTING POWER

         1,892,398

7.   SOLE DISPOSITIVE POWER

         0

8.   SHARED DISPOSITIVE POWER

         1,892,398

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See 6 and 8 above.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.3%

12.  TYPE OF REPORTING PERSON*

         IA

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Nicholas M. Maounis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ]
         (b) [x]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

         0

6.   SHARED VOTING POWER

         1,892,398

7.   SOLE DISPOSITIVE POWER

         0

8.   SHARED DISPOSITIVE POWER

         1,892,398

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See 6 and 8 above.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.3%

12.  TYPE OF REPORTING PERSON*

         IN, HC

ITEM 1(a).  Name of Issuer:

         Affiliated Managers Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

600 Hale Street
Prides Crossing, MA 01965


Item 2(a).  Name of Persons Filing:
Item 2(b).  Address of Principal Business Office or, if None, Residence:
Item 2(c).  Citizenship:

         Amaranth LLC
         c/o Dundee Leeds Management Services (Cayman) Ltd.
         2nd Floor, Waterfront Center
         28 N. Church Street
         Georgetown, Grand Cayman
         British West Indies
         A Cayman Islands company

         Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         Delaware limited liability company

         Nicholas M. Maounis
         c/o Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         U.S. Citizen

Amaranth Advisors L.L.C. is the trading advisor for Amaranth LLC ("Amaranth") and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by it. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Common Stock held for Amaranth.


Item 2(d).  Title of Class of Securities

            Common Stock, $0.01 Par Value ("Common Stock")

Item 2(e).  CUSIP Number:     008252108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange
                 Act.

          (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

          The Reporting Persons beneficially own 1,892,398 shares of the Issuer's Common Stock, which are comprised of (i) 300 shares of Common Stock, (ii) shares of the Issuer's 6.65% convertible preferred stock which are convertible into an aggregate of 441,939 shares of Common Stock, and (iii) 4.3% convertible debentures of the Issuer which are convertible into 1,450,159 shares of Common Stock.


(b) Percent of class:

          5.3%

(c) Number of shares as to which such person has:

          (i) Sole power to vote or direct the vote

                0

          (ii) Shared power to vote or to direct the vote

                See Item 4(a).

          (iii) Sole power to dispose or to direct the disposition of

                0

          (iv)  Shared power to dispose or to direct the disposition of

                See Item 4(a).


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Shareholders of Amaranth indirectly participate in the receipt of dividends from, and proceeds from the sale of, the Common Stock held for the account of Amaranth.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         See Item 2 in lieu of an Exhibit.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:   April 27, 2006

         AMARANTH LLC
            by Amaranth Advisors L.L.C., as Trading Advisor

               By: /s/ Nicholas M. Maounis
                   ------------------------------------------------
                       Nicholas M. Maounis, Managing Member


         AMARANTH ADVISORS L.L.C.

               By:  /s/ Nicholas M. Maounis
                    ------------------------------------------------
                       Nicholas M. Maounis, Managing Member


          NICHOLAS M. MAOUNIS

               /s/ Nicholas M. Maounis
               ------------------------------------------------
                   Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:    April 27, 2006

         AMARANTH LLC
            by Amaranth Advisors L.L.C., as Trading Advisor

               By: /s/ Nicholas M. Maounis
                   ------------------------------------------------
                       Nicholas M. Maounis, Managing Member


         AMARANTH ADVISORS L.L.C.

               By:  /s/ Nicholas M. Maounis
                    ------------------------------------------------
                       Nicholas M. Maounis, Managing Member


          NICHOLAS M. MAOUNIS

               /s/ Nicholas M. Maounis
               ------------------------------------------------
                   Nicholas M. Maounis